FOR IMMEDIATE RELEASE

Formula Systems Reports Strong Fourth Quarter and Full Year 2003 Results.

Significant Growth in Profits.

Herzliya, Israel - February 18, 2004 - Formula Systems (1985) Ltd. (Nasdaq: FORTY) a leading provider of information technology products, solutions and services, announced today results for the fourth quarter 2003 and year ended December 31,2003.

Fourth Quarter Results

Revenues in the fourth quarter ended December 31, 2003 were $96.8 million, an increase of 27% from $76.4 million for the comparable quarter of 2002.

Operating income in the fourth quarter totaled $5.7 million compared to an operating loss of $6.7 million in the fourth quarter of 2002 and an increase of 17% from the $4.9 million posted in the third quarter of 2003.

In the fourth quarter of 2003 Formula recorded a net income of $3.0 million, or $0.29 per share, compared to a net loss of $8.1 million, or ($0.82) per share in the fourth quarter of 2002, and increased 363% from net income of $638,000, or $0.06 per share in the third quarter of 2003.

Fiscal Year 2003 Results

For the year ended December 31, 2003, Formula reported total revenue of $366.8 million compared to $283.1 million in the previous year, an increase of 29%.

Formula reported operating income of $11.9 million for the full year 2003 compared to operating loss of $6.7 million in 2002.

Net income in 2003 was $3.1 million, or $0.31 per share as compared with a net loss of $2.4 million, or ($0.24) per share in 2002.

Shareholders' Equity for December 31, 2003 totaled $176.0 million compared to $153.3 million in December 31, 2002. The increase in the shareholders' equity resulted from the net income in 2003 and capital raised during the fourth quarter.

Year 2003 Highlights

During 2003 our subsidiary Matrix completed the merger with its subsidiaries New Applicom, Sivan and Sintec and acquired new business while disposing of low margin operations, all part of its merger plan. These efforts resulted in a substantial increase in gross margin and EBITDA.

During the first quarter of 2003 our subsidiary BluePhoenix Solutions (Nasdaq: BPHX) completed the merger with Liraz Systems. The combination of the two companies created a company with a global presence, highly regarded technology and extensive business expertise.

In the first quarter of 2003 we started consolidating the results of our subsidiary Sapiens International (Nasdaq and TASE: SPNS).

In the fourth quarter of 2003 we raised capital in the amount of approximately $12 million.

In the first quarter of 2004 Formula acquired 59% of Formula Vision Technologies (F.V.T) ordinary shares by way of private placement.

"As stated at the beginning of fiscal year 2003 we devoted the year to working very closely with the managements of our subsidiaries to ensure the regain of positive EBIDTA and return to growth patterns" said Gad Goldstein, President of Formula. "We were able to build large and self-contained subsidiaries such as Matrix and BluePhoenix through a series of internal mergers and external acquisitions. We concluded the acquisition of Sapiens and its redirection into the insurance software arena. Our subsidiary Magic launched a new and exiting product iBOLT which we believe is going to lead Magic to rapid growth and improved profitability and we were able to increase the revenues of our privately held subsidiary nextSource by 200% from the previous year.

Achieving these goals has created solid ground that can sustain more growth and profitability as already demonstrated in the fourth quarter results. Based on the encouraging results of the fourth quarter and the expected consolidation of Formula Vision with its exciting offspring portfolio we have set our initial goals for 2004 of revenues exceeding $430 million and a substantial additional improvement in net profit."

The company will hold a conference call with the investment community today February 18th, at 10:00 (EST) to discuss the financial results, business highlights and outlook.

Conference call details:

Participants in the US call: 1-888-273-9885

Participants internationally call: 1-612-332-0802

5 - 10 minutes prior to start time.

About Formula

Formula Systems Ltd., is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company's products, dependence on strategic partners, integration of new business, successful implementation of Formula's products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula's Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

CONSOLIDATED BALANCE SHEETS
	December 31, 2003	December 31, 2002
	U.S. $
	(in thousands)
CURRENT ASSETS:
Cash and cash equivalents..................................................................................	93,456	90,561
Short-term investments.......................................................................................	8,899	12,101
Trade receivables..............................................................................................	93,298	67,642
Other accounts receivable..................................................................................	17,871	19,642
Inventories........................................................................................................	2,635	3,590

	216,159	193,536

LONG-TERM INVESTMENTS, LOANS AND RECEIVABLES:
Loans and other investments............................................	3,308	3,400
Investments in affiliates............................................	3,373	22,659

	6,681	26,059

DEBENTURES............................................	80,246	75,951

SEVERANCE PAY FUND............................................	11,113	8,262

FIXED ASSETS, NET............................................	25,756	25,045

OTHER ASSETS, NET............................................	188,960	138,392

	528,915	467,245

CURRENT LIABILITIES:
Credit from banks and others............................................	67,723	87,752
Trade payables............................................	31,328	26,811
Other accounts payable............................................	70,113	60,172
Restructuring accrual............................................	-	2,661
	169,164	177,396

LONG-TERM LIABILITIES:
Debentures............................................	65,143	32,374
Provision for losses in formerly owned investee................................................	1,971	2,512
Deferred taxes............................................	942	871
Customer advances............................................	2,312	491
Liabilities to banks and others............................................	22,960	7,556
Liability due to activity acquisition............................................	2,149	2,334
Accrued severance pay............................................	15,630	12,048
Unrealized gain............................................	4,459	6,184
	115,566	64,370

MINORITY INTEREST.............................................	68,181	72,130

SHAREHOLDERS' EQUITY............................................	176,004	153,349

	528,915	467,245

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

CONSOLIDATED STATEMENTS OF INCOME
	Year ended December 31,		Three months ended December 31,
	2003	2002	2003	2002
	U.S.$		U.S.$
	(in thousands, except per share data)

Revenues.................................................................................	366,830	283,310	96,772	76,429
Cost of revenues....................................................................	230,500	186,908	59,909	54,208

Gross profit..............................................................................	136,330	96,402	36,863	22,221
Research and development costs, net................................	17,368	15,967	4,329	3,629
Selling, general and administrative expenses.....................	101,550	81,021	25,196	22,120
Depreciation and amortization..............................................	5,553	4,271	1,634	1,340
Restructuring and non-recurring costs...............................	-	1,829	-	1,829

Operating income (loss)........................................................	11,859	(6,686)	5,704	(6,697)
Financial income (expenses), net.........................................	(3,676)	3,605	(786)	(312)

	8,183	(3,081)	4,918	(7,009)
Gain (loss) on realization of investments............................	2,756	4,668	1,472	(391)
Other expenses, net................................................................	(90)	(2,100)	(721)	(1,850)

Income (loss) before taxes on income.................................	10,849	(513)	5,669	(9,250)
Taxes on income.....................................................................	2,540	2,014	529	921

	8,309	(2,527)	5,140	(10,171)
Equity in losses of affiliated companies, net......................	(1,071)	(2,327)	(338)	(1,811)
Minority interest in losses (profits), net.............................	(4,118)	2,448	(1,849)	3,831

Net income (loss)....................................................................	3,120	(2,406)	2,953	(8,151)

Earnings (loss) per share - basic and fully-diluted:
Net earnings (loss) ................................................................	0.31	(0.24)	0.29	(0.82)